CHINA 3C GROUP

368 HuShu Nan Road
HangZhou City, Zhejiang Province, China 310014

October 29, 2009

Mr. Jay Williamson Securities and Exchange Commission Division of Corporation Finance Mail Stop 3561 150 F Street, N.E. Washington D.C. 20549

Re:	China 3C Group Form 10-K Filed on April 15, 2009 File No. 000-28767 Supplemental Response Letter Dated August 31, 2009

Dear Mr. Williamson:

China 3C Group (the “Company”) is in receipt of the Staff’s letter dated October 15, 2009 with respect to comments that remain outstanding relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009.

After discussions with our legal counsel and our board of directors, we have determined that we would be in a position to file a comprehensive response no later than November 16, 2009.  Due to various factors, including (1) the preparation of the Company’s Quarterly Report on Form 10-Q, for the fiscal quarter ended September 30, 2009, and (2) additional time needed to thoroughly review the Staff’s comments, together with the referenced Form 10-K and Form 10-Q with our internal accounting team and auditors, we require this additional time to respond.

Please feel free to contact our counsel Mitchell Nussbaum of Loeb & Loeb at (212) 407-4159 with any questions or concerns in this regard.

Sincerely,

/s/ Zhenggang Wang Zhenggang Wang Chief Executive Officer

cc:	Mitchell Nussbaum Loeb & Loeb LLP